Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 17, 2018

to

Prospectus dated August 20, 2018

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated August 20, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2019;

•	to disclose the calculation of our November 30, 2018 net asset value (“NAV”) per share for all share classes;

•	to provide information regarding the sale of Rialto; and

•	to make other updates to the Prospectus.

January 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2018 (and repurchases as of December 31, 2018) is as follows:

Transaction Price (per share)
Class S	$25.2127
Class T	$25.0515
Class D	$25.0504
Class M	$25.1624
Class I	$24.6232
Class F*	$24.7110
Class Y*	$24.6475

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2018. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2018 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2018 NAV per Share

Our adviser calculates NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2018.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2018 (dollar amounts in thousands):

Components of NAV	November 30, 2018
Loans receivable	$221,943
Other assets	8,556
Repurchase agreements payable	(153,126)
Accrued stockholder servicing fees (1)	(6)
Other liabilities	(2,250)

Net asset value	$75,117

Number of outstanding shares	3,031,993

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of November 30, 2018, we accrued under GAAP $793 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2018 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$95	$1,860	$1,149	$9,676	$2,908	$54,672	$4,757	$75,117
Number of outstanding shares	3,771	74,255	45,874	384,556	118,080	2,212,444	193,013	3,031,993

NAV per Share as of November 30, 2018	$25.2127	$25.0515	$25.0504	$25.1624	$24.6232	$24.7110	$24.6475

Sale of Rialto to Stone Point Capital

On November 30, 2018, Lennar completed its previously announced sale of Rialto, the sub-adviser, to investment funds managed by Stone Point Capital. Rialto continues to be led by the same management team described in “Management–The Sub-Adviser.” Lennar, through a wholly-owned subsidiary retained following the sale, Rialto Investments, LLC, continues to hold its investments in shares of our common stock, which totaled approximately $18.96 million as of November 30, 2018. Lennar has maintained the commitment to purchase $25.0 million shares of our common stock, a portion of which remains unfunded as of November 30, 2018, plus up to an additional $10.0 million as notified by us that capital is required to fund additional investments. Certain principals and employees of Rialto continue to hold shares of our common stock.

Risk Factors

The following supplements and amends the section of the Prospectus entitled “Risks Factors—Risks Related to an Investment in Us” by deleting the risk factor entitled “There is no public trading market for shares of our common stock; therefore, your ability to dispose of your shares will likely be limited to repurchase by us. If you do sell your shares to us, you may receive less than the price you paid.” and replacing it in its entirety with the following:

There is no public trading market for shares of our common stock; therefore, your ability to dispose of your shares will likely be limited to repurchase by us. If you do sell your shares to us, you may receive less than the price you paid.

There is no current public trading market for shares of our common stock, and we do not expect that such a market will ever develop. Therefore, repurchase of shares by us will likely be the only way for you to dispose of your shares. We intend to repurchase shares on a monthly basis at a price equal to the transaction price of the class of shares being repurchased on the date of repurchase (which will generally be equal to our prior month’s NAV per share), and not based on the price at which you initially purchased your shares. As a result, you may receive less than the price you paid for your shares when you sell them to us pursuant to our share repurchase plan. See “Share Repurchases.”

Share Repurchases

The following supplements and amends the section of the Prospectus entitled “Share Repurchases—General” by deleting the third bullet thereunder and replacing it with the following:

•

A stockholder may withdraw his or her repurchase request by notifying the transfer agent, directly or through the stockholder’s financial intermediary, on our toll-free telephone line, 877-628-8575. The line is open on each business day between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time). Repurchase requests must be withdrawn before 4:00 p.m. (Eastern Time) on the last business day of the applicable month.